WebMD Health Corp.
111 Eighth Avenue
7th Floor
New York, NY 10011
212.624.3700 Phone
September 11, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention:	Maryse Mills-Apenteng Morgan Youngwood Christine Davis
Request for Acceleration of WebMD Health Corp.
Registration Statement on Form S-4 (File No. 333-160530)
Ladies and Gentlemen:
          Pursuant to Rule 461 of Regulation C, we request that the effective date of the Registration Statement on Form S-4 (File No. 333-160530) (the “Registration Statement”) of WebMD Health Corp. (“WebMD”) be accelerated to 3:00 p.m., Washington, D.C. time, on September 14, 2009, or as soon as possible thereafter.
          WebMD acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, WebMD acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve WebMD from its full responsibility for the adequacy and accuracy of the disclosure in the filing. WebMD further acknowledges that it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, WEBMD HEALTH CORP.
By:	/s/ Lewis Leicher
Lewis H. Leicher
Senior Vice President

cc:	Creighton O’M. Condon, Shearman & Sterling LLP Robert M. Katz, Shearman & Sterling LLP William M. Hartnett, Cahill Gordon & Reindel LLP